February 20, 2013

To:  Tom Kluck

Legal Branch Chief

(202)551-3233

Re:  Band Rep Management, Inc.

Amendment No.3 to Registration Statement on Form S-1

Filed January 31, 2012

File No. 333-183373

 Dear Mr. Kluck:

Thank you for the comment letter dated February 19, 2013. Please find below the answers for the comments.

Risk Factors, page 11

The Company may not be able to generate sufficient cash flow …, page 12

1. We note your response to comment 3 of our letter dated November 16, 2012.  We reissue our comment in part. Please advise whether there is a written agreement associated with your debt obligation.

Answer:

We have amended the first Risk Factor on page 13, between parentheses: “our liabilities as of November 30, 2012 were $7,100. This amount is related to bookkeeping and EDGArization costs - $2,100 and a loan from the president of $5,000, which has no fixed repayment date, bear no interest and there is no contract in place or written agreement securing this loan.”

We have also disclosed on the Results of Operations, on the 7th paragraph on page 48: “…The Company had Liabilities of $7,100 as of November 30, 2012. This amount was comprised of EDGARizing costs ($600), bookkeeping costs ($1,500) and a loan from the president ($5,000). The EDGARizing and bookkeeping costs were paid in December, 2012. The president’s loan has no fixed repayment date, bear no interest and there is no contract in place or written agreement securing this loan.”

Description of Business, page 24

Regulatory Matters, page 26

2. We note your response to comment 4 of our letter dated November 16, 2012. We reissue our comment.  Please expand your disclosure to discuss the regulations applicable to companies based in Canada or other jurisdictions in which you intend to conduct business, not just securities regulations or Nevada law.  Please discuss the impact these regulations may have on investors. If there are no laws that would impact investors, please affirmatively that there are no laws that would impact investors.

Answer:

We have revised the last phrase on the last paragraph on page 23 and we have also included it as the 3rd paragraph on page 27:” There are no regulations and/or laws applicable to companies based in Canada that would impact investors in the jurisdictions in which we intend to conduct business, including Nevada.”

Sincerely,

/s/ Sergio Galli

President

Band Rep Management, Inc.